COMMITTED TO SOLID PROFITABLE GROWTH Capital Markets Day June 17, 2024

2June 17, 2024 Capital Markets Day 2024 Photos and video recordings of participants will be taken during this event. These may be used for future publications and marketing by QIAGEN, including their website and social media channels. For on-site participants: Be aware that sitting in the front row may result in being captured in photos or videos, primarily focused on the presenters on stage. If you prefer not to be featured in these media, please notify our colleagues at the registration desk. CAPITAL MARKETS DAY MICROSITE Webcast, presentation, infographic and additional information to be found here. Recording available after the event.

2024 QIAGEN CAPITAL MARKETS DAY AGENDA 3 12:00 – 12:10 Introduction 10 John Gilardi Vice President, Corporate Communications and Investor Relations 12:10 – 12:40 2028 strategy 30 Thierry Bernard Chief Executive Officer 12:40 – 13:00 Sample technologies and QIAcuity dPCR 20 Nitin Sood Senior Vice President, Life Sciences Business Area 13:00 – 13:20 QuantiFERON TB and QIAstat-Dx 20 Fernando Beils Senior Vice President, Molecular Diagnostics Business Area 13:20 – 13:35 Break 15 13:35 – 13:55 QIAGEN Digital Insights 20 Jonathan Sheldon Senior Vice President, QIAGEN Digital Insights Business Area 13:55 – 14:15 2028 targets 20 Roland Sackers Chief Financial Officer 14:15 – 14:45 Q&A session 30 June 17, 2024 Capital Markets Day 2024

TODAY'S PRESENTERS 4Capital Markets Day 2024June 17, 2024 Thierry Bernard Chief Executive Officer Thierry Bernard joined QIAGEN in 2015 to lead our growing presence in molecular diagnostics. He was named Chief Executive Officer in March 2020 after serving in this role on an interim basis, and became a member of the Managing Board in 2021. Previously, Mr. Bernard held roles of increasing responsibility during 15 years with bioMérieux SA, most recently as Corporate Vice President, Global Commercial Operations, Investor Relations and the Greater China Region. He also held senior management roles in other leading international companies. He was named in March 2023 as Chair of the AdvaMedDx Board of Directors, a U.S. industry trade association. Mr. Bernard has earned degrees and certifications from Sciences Po, LSE, the College of Europe, Harvard Business School, Centro de Comercio Exterior de Barcelona, and has been appointed Conseiller du Commerce Extérieur by the French government. Roland Sackers Chief Financial Officer Roland Sackers has been Chief Financial Officer at QIAGEN since 2004 and a member of the Managing Board since 2006. He previously was an auditor with Arthur Andersen Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft. Since 2019, Mr. Sackers has served on the Supervisory Board of Evotec SE, a publicly listed company based in Germany, becoming Chair of the Audit Committee in 2019 and Vice Chair of the Supervisory Board in 2021. He is also a member of the Board of the industry association BIO Deutschland. Mr. Sackers earned his Diplom-Kaufmann from the University of Münster.

TODAY'S PRESENTERS 5Capital Markets Day 2024June 17, 2024 Nitin Sood Senior Vice President, Life Sciences Nitin Sood joined QIAGEN in 2023 as Senior Vice President, Head of the Life Sciences Business Area, and member of the Executive Committee. He most recently served as Chief Commercial Officer, MRD, at Adaptive Biotechnologies. He has enjoyed a 20-year career in the diagnostic and life science fields, having also held leadership roles at Guardant Health, PerkinElmer, Agilent Technologies and NuGEN Technologies. He holds a Master’s degree from Delhi University in Molecular Biology and a Master’s degree from Ball State University in Computer Science. Fernando Beils Senior Vice President, Molecular Diagnostics Fernando Beils joined QIAGEN in 2023 as Senior Vice President, Head of the Molecular Diagnostics Business Area, and member of the Executive Committee. He has worked in various global leadership roles within the diagnostics industry during his career, and most recently served as Vice President and General Manager of the Genetic Testing Solutions Business at Thermo Fisher Scientific. Prior to this role, he spent over two decades at Siemens in commercial, strategy and finance roles, and in his last role as Global Head of the Molecular Diagnostics Business Unit at Siemens Healthineers. He earned a degree in Business Administration from EWA Madrid and the University Mosbach School of Business. Jonathan Sheldon Senior Vice President, QIAGEN Digital Insights Dr. Jonathan Sheldon joined QIAGEN in 2018 as Senior Vice President, Head of the QIAGEN Digital Insights Business Area. He leads QIAGEN's growing presence in bioinformatics, enabling customers to transform raw data from biological samples into valuable molecular insights. Dr. Sheldon came to QIAGEN from Oracle, where he was Global Vice President leading Oracle's Healthcare business globally in the Health Sciences Global Business Unit and served on the executive committee. Previously, he served as Head of Bioinformatics at Roche (UK) Pharmaceuticals, as well as in software firms serving the life science and healthcare sectors. He received his B.Sc. in Biochemistry and Molecular Biology from the University of Manchester, and his Ph.D. in Biochemistry and Molecular Biology from the University of Cambridge.

Forward looking and intended use statements Safe Harbor Statement: Certain statements contained in this presentation may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These statements can be identified by the use of forward-looking terminology such as “believe”, “hope”, “plan”, “intend”, “seek”, “may”, “will”, “could”, “should”, “would”, “expect”, “anticipate”, “estimate”, “continue”, “target” or other similar words. To the extent that any of the statements contained herein relating to QIAGEN’s products, timing for launch and development, marketing and/or regulatory approvals, financial and operational outlook, growth and expansion, collaborations, markets, strategy or operating results, including without limitation its expected net sales, net sales of particular products, net sales in particular geographies, adjusted net sales, adjusted diluted earnings per share results, expansion of adjusted operating income margin, returns to shareholders, product portfolio management, product launches (including anticipated launches of our sequencing solutions, testing platforms, panels and systems), leveraging AI technology, improvements in operating and financial leverage, currency movements against the U.S. dollar, plans for investment in our portfolio and share repurchase commitments, our expectations relating to our adjusted tax rate, debt maturity and repayment, our ability to grow adjusted earnings per share at a greater rate than sales, our ability to improve operating efficiencies and maintain disciplined capital allocation, are forward-looking, such statements are based on current expectations and assumptions that involve a number of uncertainties and risks. Such uncertainties and risks include, but are not limited to, risks associated with our dependence on the development and success of new products; management of growth and expansion of operations (including the effects of currency fluctuations, tax laws, regulatory processes and dependence on suppliers and logistics services); variability of operating results; integration of acquired businesses; changing relationships with customers, suppliers and strategic partners; competition; rapid or unexpected changes in technologies; fluctuations in demand for QIAGEN’s products (including fluctuations due to general economic conditions, the level and timing of customers’ funding, budgets and other factors, including delays or limits in the amount of reimbursement approvals or public health funding); our ability to obtain regulatory approval of our products; difficulties in successfully adapting QIAGEN’s products to integrated solutions and producing such products; the ability of QIAGEN to identify and develop new products and to differentiate and protect our products from competitors’ products; market acceptance of new products and the integration of acquired technologies and businesses; actions of governments, global or regional economic developments, including inflation and rising interest rates, weather or transportation delays, natural disasters, cyber security breaches, political or public health crises, and its impact on the demand for our products and other aspects of our business, or other force majeure events; litigation risk, including patent litigation and product liability; debt service obligations; volatility in the public trading price of our common shares; as well as the possibility that expected benefits related to recent or pending acquisitions may not materialize as expected; and the other factors discussed under the heading “Risk Factors” in our most recent Annual Report on Form 20-F. For further information, please refer to the discussions in reports that QIAGEN has filed with, or furnished to, the U.S. Securities and Exchange Commission. Regulation G: QIAGEN reports adjusted results, as well as results on a constant exchange rate (CER) basis, and other non-U.S. GAAP figures (generally accepted accounting principles), to provide additional insight on performance. In this presentation, adjusted results include adjusted net sales, adjusted gross income, adjusted net income, adjusted gross profit, adjusted operating expenses, adjusted operating income, adjusted operating income margin, adjusted net income before taxes, adjusted income tax, adjusted tax rate, adjusted EBITDA, adjusted EPS, adjusted diluted EPS and free cash flow. Adjusted results are non-GAAP financial measures QIAGEN believes should be considered in addition to reported results prepared in accordance with GAAP but should not be considered as a substitute. QIAGEN believes certain items should be excluded from adjusted results when they are outside of its ongoing core operations, vary significantly from period to period, or affect the comparability of results with its competitors and its own prior periods. QIAGEN does not reconcile forward-looking non-GAAP financial measures to the corresponding GAAP measures due to the high variability and difficulty in making accurate forecasts and projections that are impacted by future decisions and actions. Accordingly, reconciliations of these forward-looking non-GAAP financial measures to the corresponding GAAP measures are not available without unreasonable effort. However, the actual amounts of these excluded items will have a significant impact on QIAGEN’s GAAP results. 6June 17, 2024 Capital Markets Day 2024

2028 STRATEGY COMMITTED TO SOLID PROFITABLE GROWTH 7Capital Markets Day 2024June 17, 2024 Thierry Bernard Chief Executive Officer

THE VALUE OF BIOLOGY HAS NEVER BEEN STRONGER 8June 17, 2024 Capital Markets Day 2024 Direct impact on your lives Crucial to advancing science Improving healthcare for all

QIAGEN MORE FOCUSED AND STRONGER THAN EVER


QIAGEN customers
LIFE SCIENCES
MOLECULAR DIAGNOSTICS
QIAGEN product groups
Sample technologies
PCR
Genomics / NGS
Diagnostic solutions
~$11 bn addressable market (2024)
~4-6% CAGR
~$13-14 bn addressable market (2028)

ENHANCING GROWTH AND VALUE

+7%
non-COVID sales CAGR (2019-23)

>85%
highly recurring revenues

>60,000
annual mentions in academic journals

>17,000
new instrument placements since 2019

CAGR – Compound annual growth rate Total addressable market based on QIAGEN estimates

June 17, 2024 Capital Markets Day 2024 9

WELL-BALANCED ACROSS KEY MARKET DIMENSIONS June 17, 2024 10 53% 47% Molecular Diagnostics Life Sciences 36% 34% 15%12% 3% Sample technologies Diagnostic solutions PCR / Nucleic acid amplification Genomics / NGS Other 88% 12% Consumables and related revenues (including bioinformatics) Instruments 52% 32% 16% Americas EMEA Asia-Pacific / Japan Customers Product groups Product types Regions Balanced portfolio Diversified product base Strong recurring revenues Global presence Capital Markets Day 2024 2023 net sales: ~$2 bn

LEVERAGING A TRUSTED BRAND KNOWN FOR QUALITY June 17, 2024 Capital Markets Day 2024 Pharma / CROs Public agencies Academia / hospitals Clinical labs / test facilities 11 CRO – Contract Research Organization Serving >500,000 customers from basic research to clinical testing

FROM ACADEMIA TO CLINICAL LABS, A CONTINUUM OF DIFFERENTIATED SOLUTIONS

QIAGEN

Samples	Sample preparation	Detection	Insights


Any biological sample

Sample technologies





PCR



Genomics / NGS



Diagnostic solutions



LIFE SCIENCES CUSTOMERS

Academic labs
Government research labs
Pharma / Biotech
Forensics / Human ID

~$5-6 bn
total addressable market (2024)

MOLECULAR DIAGNOSTICS CUSTOMERS

Hospitals / Decentralized healthcare
Reference labs
Pharma partnerships
Public health agencies

~$5-6 bn
total addressable market (2024)

June 17, 2024 Capital Markets Day 2024 12

13Capital Markets Day 2024 STRATEGY: COMMITTED TO SOLID PROFITABLE GROWTH Sharpen focus on growth pillars to sustain profitable growth Drive efficiency and digitization to fuel growth investments and profitability Ensure disciplined capital allocation for growth and shareholder value Deliver through accountable, empowered and reinvigorated leadership BPS – Basis points CAGR – Compound annual growth rate CER – Constant exchange rates June 17, 2024 OUR 2028 TARGETS At least $2 bn net sales CER from pillars in 2028 At least 250 bps adj. operating income margin expansion 2024-28 At least $1 bn of returns to shareholders 2024-28 (absent M&A) ~7% Net sales CER CAGR (2024-28) ≥31% Adj. operating income margin CER (2028)

SHARPENING FOCUS ON PILLARS FOR PROFITABLE GROWTH 14 Our growth drivers: Sharpened focus on profitable growth // SHARPEN FOCUS ON GROWTH PILLARS NeuMoDx: Disciplined portfolio management June 17, 2024 Capital Markets Day 2024 # Current position Reduce commercial support in stages through 2025 Responsibly transition customers to other solutions Reinforce strategy of focused leadership Reallocate resources to other opportunities and improve profitability QIAGEN Digital Insights (QDI) Accelerate investments for growth QIAcuity dPCR PCR QIAstat-Dx Diagnostic solutions Genomics / NGS #2 #3 #1 Sample technologies QuantiFERON Build on proven leadership Sample technologies Diagnostic solutions #1 #1

// SHARPEN FOCUS ON GROWTH PILLARS

GROWTH PILLARS TO CONTRIBUTE ≥$2 BN SALES CER IN 2028

QIAGEN

	Accelerate investments for growth			Build on proven leadership	
Growth pillar	QIAcuity dPCR Digital PCR for research and clinical	QIAstat-Dx Syndromic testing for rapid clinical results	QIAGEN Digital Insights (QDI) Bioinformatics to create genomic data insights	Sample technologies DNA / RNA isolation and automation	QuantiFERON Leading blood-based technology for latent TB
2028 target[(1)]	≥$250 mn (~3x)	≥$200 mn (~2x)	≥$200 mn (~2x)	≥$750 mn	≥$600 mn
2024 target[(1)]	vs. >$90 mn	vs. >$100 mn	vs. >$110 mn	vs. >$650 mn	vs. >$450 mn
Growth focus	>3x increase in sales specialists Add >100 new assays to expand applications	Add new panels in EU (3) and U.S. (7) Build on >4,000 cumulative placements	Add new software and build commercial teams Drive investments in AI / new technologies	New QIAsymphony and QIAsprint instruments Accelerate in liquid biopsy, microbiome, etc.	Convert remaining 60% of latent TB market Expand global customer base with automation

CER – Constant exchange rates TB – Tuberculosis
(1) Net sales CER target

x 2028 net sales CER target vs. 2024 net sales CER target

June 17, 2024 Capital Markets Day 2024 15

// DRIVE EFFICIENCY AND DIGITIZATION

INITIATIVES TO FUEL GROWTH INVESTMENTS AND ACHIEVE ≥31% ADJUSTED OPERATING INCOME MARGIN IN 2028

QIAGEN

Operational excellence
Positioning QIAGEN for stronger profitable growth

Organizational design

Foster agility and ownership in decision-making

Portfolio streamlining

NeuMoDx decision, continue disciplined portfolio management

Process optimization

Drive key process scalability with S/4HANA upgrade

Site network strategy

Improve capacity utilization through network optimization

Digitization
Accelerating growth and efficiency across QIAGEN

>6 million
website visitors / year with ~20% increase (2019-23)

~65%
digital transaction share enabling **touchless orders**


Identifying a rare bacterial infection in Brazil

~30
dedicated cross-functional AI initiatives, including:

- Manufacturing
- Regulatory
- Customer service

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Strong cash flow and healthy balance sheet FOCUSING ON TARGETED CAPITAL DEPLOYMENT Capital Markets Day 2024 // ENSURE DISCIPLINED CAPITAL ALLOCATION June 17, 2024 17 Committed to a higher level of returns to shareholders Profitable targeted investments Value-creating transactions Shareholder returns Focused M&A Organic investments

Net zero carbon emission target (2050) 36% female leadership (2023) ≥40% target (2027) >50 public health partnerships (2023) ~8,000 compliance trainings completed (2023) EMBRACING ESG FOR ALL STAKEHOLDERS 18June 17, 2024 Capital Markets Day 2024 Top ESG ratings // DELIVER THROUGH ACCOUNTABLE, EMPOWERED AND REINVIGORATED LEADERSHIP Business with integrity Environmental responsibility Investing in people Serving society

EXECUTING OUR STRATEGY WITH EMPOWERED QIAGENERS Expand our culture of empowerment Foster accountability and decentralized decision-making Great Place To Work® Certified NOV 2023–NOV 2024 USA U.S. Great Place To Work® Certificada DEC 2022–DEC 2023 MEXICO Mexico UK Poland Great Place To Work® Certificada OCT 2023–OCT 2024 BRASIL Brazil Great Place To Work® Certified JUL 2023–JUL 2024 PHILIPPINES Philippines Great Place To Work® Certified NOV 2021–NOV 2022 INDIA Great Place To Work® Certified OCT 2023–OCT 2024 CHINA China Germany ~6,000 QIAGENers ~50% new top leaders since 2020 19Capital Markets Day 2024June 17, 2024 ~15% with QIAGEN for >15 years India UNITED KINGDOM 2023 CERTIFIED EXCELLENCE IN EMPLOYEE CONDITIONS DEUTSCHLAND GERMANY 2024 CERTIFIED EXCELLENCE IN EMPLOYEE CONDITIONS POLSKA POLAND 2024 CERTIFIED EXCELLENCE IN EMPLOYEE CONDITIONS // DELIVER THROUGH ACCOUNTABLE, EMPOWERED AND REINVIGORATED LEADERSHIP

// DELIVER THROUGH ACCOUNTABLE, EMPOWERED AND REINVIGORATED LEADERSHIP

REINVIGORATED LEADERSHIP TEAM DEDICATED TO DELIVER

QIAGEN

Supervisory Board


Lawrence A. Rosen
Chair
Joined in 2013


Toralf Haag
Joined in 2021


Elaine Mardis
Joined in 2014


Eva van Pelt
Joined in 2024


Stephen H. Rusckowski
Joined in 2023


Metin Colpan
Co-founder of QIAGEN


Ross Levine
Joined in 2016


Bert van Meurs
Joined in 2024


Eva Pisa
Joined in 2022


Elizabeth E. Tallett
Joined in 2011

Executive Committee

Presenting today


Thierry Bernard
Chief Executive Officer
Joined EC in 2015


Roland Sackers
Chief Financial Officer
Joined EC in 2004


Fernando Beils
Molecular Diagnostics
Joined EC in 2023


Nitin Sood
Life Sciences
Joined EC in 2023


Jonathan Sheldon
Bioinformatics
Joined EC in 2018


Stephany Foster
Human Resources
Joined EC in 2019


Antonio Santos
Global Operations
Joined EC in 2022


Jean-Pascal Viola
Corp Strategy / Bus. Dev.
Joined EC in 2019

Attending today

Joined since 2020

June 17, 2024 Capital Markets Day 2024 20

21Capital Markets Day 2024 STRATEGY: COMMITTED TO SOLID PROFITABLE GROWTH Sharpen focus on growth pillars to sustain profitable growth Drive efficiency and digitization to fuel growth investments and profitability Ensure disciplined capital allocation for growth and shareholder value Deliver through accountable, empowered and reinvigorated leadership BPS – Basis points CAGR – Compound annual growth rate CER – Constant exchange rates June 17, 2024 OUR 2028 TARGETS ≥31% Adj. operating income margin CER (2028) ~7% Net sales CER CAGR (2024-28) At least $2 bn net sales CER from pillars in 2028 At least 250 bps adj. operating income margin expansion 2024-28 At least $1 bn of returns to shareholders 2024-28 (absent M&A)

22Capital Markets Day 2024June 17, 2024 Nitin Sood Senior Vice President Life Sciences Business Area LIFE SCIENCES BY QIAGEN ENDLESS POSSIBILITIES WITH DNA AND RNA

LEADING FROM THE FIRST STEP IN LAB WORKFLOWS

Samples	Sample preparation	Detection	Insights



Any biological sample

Sample technologies





PCR

QIAcuity dPCR



Genomics / NGS

QIAGEN Digital Insights



Diagnostic solutions



LIFE SCIENCES CUSTOMERS

Academic labs
Government research labs
Pharma / Biotech
Forensics / Human ID

~$5-6 bn
total addressable market (2024)

MOLECULAR DIAGNOSTICS CUSTOMERS

Hospitals / Decentralized healthcare
Reference labs
Pharma partnerships
Public health agencies

~$5-6 bn
total addressable market (2024)

June 17, 2024 Capital Markets Day 2024 23

STRONG PORTFOLIO BUILDING ON SAMPLE PREP LEADERSHIP

QIAGEN

Sample technologies | PCR / Nucleic acid amplification | Genomics / NGS

QIAGEN portfolio
- Sample technologies
- PCR
- Digital PCR
- NGS
- Bioinformatics

Customers
- Academia / Research
- Pharma / Translational
- Applied testing

Applications
- Cancer research
- Microbiome and infectious disease
- Biopharma
- Human ID / Forensics
- Life Sciences

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25 Opportunity Strong demand for advanced, reliable solutions to support Life Sciences research, pharma and applied testing markets Why we win One of the most recognized brands in labs, known for quality and expertise from the first step of molecular workflows June 17, 2024 Capital Markets Day 2024 Strategic priorities Sample technologies Leverage #1 position through new automation solutions and cutting- edge applications QIAcuity dPCR Seize dynamic market opportunities and establish leading position with strategic investments to drive growth ENDLESS POSSIBILITIES WITH DNA AND RNA

// SAMPLE TECHNOLOGIES

Sample technologies

HIGH-QUALITY SAMPLE PREP KEY TO ACCESS DNA AND RNA

~$1.2 bn
Sample technologies 2024 total addressable market

Laboratory workflow

Biological sample

Sample technologies
Critical step in molecular workflows

- Differentiated solutions for modular, integrated workflows
- Fast time to result, scalability and ease of use
- Platform-agnostic consumables

PCR | **dPCR** | **NGS**

Valuable molecular insights

Cutting-edge applications

- **Liquid biopsy**
- **Microbiome**
- **Cell and gene therapy**
- **Multi-omics**
- **Multi-plex testing**
- **MRD** (Minimal Residual Disease)

Updated automation systems

Low- to high-throughput systems for DNA / RNA purification with varying input volumes

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26

LEADER IN THE FIRST STEP OF LAB WORKFLOWS State-of-the-art automation portfolio Comprehensive consumables portfolio ANY biological sample e.g., tissue, cells, blood, serum, wastewater >350 different sample kits for manual and automated processing DNA / RNA target analytes including variations QIAcube Connect QIAcube HT EZ2 Connect QIAsymphony QIAsymphony Connect QIAsprint Connect In development June 17, 2024 Capital Markets Day 2024 // SAMPLE TECHNOLOGIES 27 >28,000 cumulative instrument placements (>9,000 since 2019) >50,000 annual mentions in peer reviewed publications Key achievements >120 mn QIAGEN preparations sold per year NEW NEW QIAGEN offering highest-quality products and unmatched expertise for sophisticated technologies and simplified sample processing

// SAMPLE TECHNOLOGIES

EXTENDING COMPREHENSIVE AUTOMATION OFFERING

Research / applied testing



>14,400 placements[1]

QIAcube Connect
Up to 12 samples per run

- Benchtop system
- Validated and customized protocols
- Large menu supporting applications



Launch 2026 NEW

QIAsprint Connect
Up to 192 samples per run

Low-throughput — Mid-throughput — High-throughput

Clinical / trans-lational



>5,700 placements[1]

EZ2 Connect
Up to 24 samples per run



>3,300 placements[1]

QIAsymphony
Up to 96 samples per run

- Can be integrated into lab network
- Next-gen liquid biopsy applications
- Broadest portfolio of applications



Launch 2025 NEW

QIAsymphony Connect
Up to 96 samples per run

(1) Cumulative placements as of year-end 2023, QIAcube Connect placements including QIAcube family, EZ2 Connect placements including EZ1 and EZ2 family

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// SAMPLE TECHNOLOGIES

FOCUSED STRATEGY TO DRIVE MID-TERM GROWTH

≥$750 mn
Sample technologies net sales CER target (2028)

Expand in state-of-the-art applications with new consumables	**Liquid biopsy** · **Microbiome** · **Pathogen detection** Extend #1 position with improved handling through new consumables kits
Enter high-throughput automation market for research	**QIAsprint Connect** – NEW – **Launch 2026** Introduce new system building upon popular magnetic bead-based consumables
Update mid-throughput automation platform with next-gen applications	**QIAsymphony Connect** – NEW – **Launch 2025** Update flagship instrument leveraging >3,300 global placements

CER – Constant exchange rates

June 17, 2024 Capital Markets Day 2024 29

// QIAcuity dPCR

QIAcuity dPCR

QIAGEN

dPCR – CAPTURING SHARE FROM qPCR AND NGS MARKETS

Quantitative PCR (qPCR)	QIAcuity dPCR	Next-generation sequencing (NGS)
e.g., Cell and Gene Therapy	Enabling novel applications	e.g., liquid biopsy
– Lower sensitivity and precision	**High sensitivity and precision** More accurate than qPCR	+ In-depth insights and high precision
+ Fast time-to-result at low cost	**Rapid and cost-effective** Faster and lower cost than NGS	– Slow time-to-result at high cost
~$2.5 bn qPCR 2024 total addressable market(1)	**~$0.5 bn** dPCR 2024 total addressable market(1) **>15% CAGR (2024-28)**	**~$1.7 bn** NGS consumables 2024 total addressable market(1)

(1) Total addressable market incl. research and clinical customer segments (QIAGEN market estimates)

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// QIAcuity dPCR

TARGETING RESEARCH TO CLINICAL HEALTHCARE

QIAGEN

Scalable systems
Low- to high-throughput capabilities

Ease of use
Fully integrated automation portfolio

Fastest time to result
Over twice as fast vs. droplet digital PCR



QIAcuity One



QIAcuity Four



QIAcuity Eight

Academia
Overcoming entry barrier vs. qPCR

Translational and cancer research
Exploring use of dPCR vs. NGS

Biopharma
Precision / speed benefits vs. qPCR / NGS

+

>2,300 validated QIAcuity dPCR assays

GeneGlobe custom assay design tool

Key achievements

>2,000
cumulative placements since launch

>400
customers with multiple instruments (2024)

>350
publications referencing QIAcuity dPCR (2024)

June 17, 2024 Capital Markets Day 2024 31

// QIAcuity dPCR

SIGNIFICANT INVESTMENTS INTO QIACUITY DPCR

QIAGEN

≥$250 mn
QIAcuity
net sales CER target (2028)

Accelerate commercialization	Target new applications	Extend into clinical use
>3x increase (NEW) of sales specialists for market penetration	**Add >100 assays** (NEW) menu expansion for CGT, pathogen and cancer research	**QIAcuity-Dx** (NEW) version for clinical customers — **Launch 2024**
Accelerate market through **customer education** in biopharma and translational	**Maximize value of GeneGlobe** >10 million predesigned assays with unlimited customization	**Launch BCR-ABL assay** (NEW) with initial focus on hemato-oncology — **FDA submission 2025**

CER – Constant exchange rates   CGT – Cell and Gene Therapy

June 17, 2024   Capital Markets Day 2024   32

33June 17, 2024 Capital Markets Day 2024 CAR – Chimeric Antigen Receptors CGT – Cell and Gene Therapy CNV – Copy Number Variation gDNA – Genomic DNA CASE STUDY CAR-T therapy Revolutionary targeted cancer treatment Patient's T-cells are collected and modified to recognize and destroy cancer cells Need for rigorous testing and monitoring to ensure success Comprehensive portfolio desired to obtain in-depth insight and efficiency benefits U.S. children's hospital QIAcuity-enabled vector release assay included in FDA submission ENABLING ACCURATE THERAPY One-stop shop ensuring high quality and support Highest quality and complete line of automation options Compliant with FDA requirements without modifications QIAcuity Copy Number Variation AnalysisQIAamp gDNA extraction QIAcuity Four with QIAcuity CGT / CNV assays Data analysis and interpretation Sample preparation Digital PCR // QIAcuity dPCR

34Capital Markets Day 2024 LIFE SCIENCES ENDLESS POSSIBILITIES WITH DNA AND RNA Sample technologies Leverage #1 position through new automation solutions and cutting-edge applications QIAcuity dPCR Seize dynamic market opportunities and establish leading position with strategic investments to drive growth NET SALES 2028 TARGETS(1) June 17, 2024 Sample technologies ≥$750 mn vs. >$650 mn (2024) QIAcuity dPCR ≥$250 mn vs. >$90 mn (2024) CER – Constant exchange rates (1) Net sales CER target

35Capital Markets Day 2024June 17, 2024 Fernando Beils Senior Vice President Molecular Diagnostics Business Area MOLECULAR DIAGNOSTICS BY QIAGEN DECISIVE WHEN IT MATTERS

ENABLING LABS THROUGH MOLECULAR TESTING

QIAGEN

Samples	Sample preparation	Detection	Insights



Any biological sample

Sample technologies





PCR

QIAcuity dPCR



Genomics / NGS

QIAGEN Digital Insights



Diagnostic solutions

QuantiFERON | QIAstat-Dx



LIFE SCIENCES CUSTOMERS

- Academic labs
- Government research labs
- Pharma / Biotech
- Forensics / Human ID

~$5-6 bn
total addressable market (2024)

MOLECULAR DIAGNOSTICS CUSTOMERS

- Hospitals / Decentralized healthcare
- Reference labs
- Pharma partnerships
- Public health agencies

~$5-6 bn
total addressable market (2024)

June 17, 2024 Capital Markets Day 2024 36

FOCUSING ON UNMET MEDICAL NEEDS

	Sample technologies	Diagnostic solutions		PCR / Nucleic acid amplification	Genomics / NGS
QIAGEN portfolio	Sample technologies	Blood-based disease detection	Multiplex syndromic testing	Digital PCR	Bioinformatics
Customers	Reference / national labs	Hospitals	Physicians / clinical labs	Public health authorities	Pharma

Applications

Infectious diseases	Oncology	Genomic testing
Molecular Diagnostics		

June 17, 2024 Capital Markets Day 2024 37

Opportunity Targeting fast-growing markets with demand for novel diagnostics Strategic priorities Why we win Top leadership positions through a differentiated portfolio in areas with unmet medical needs QuantiFERON Expand #1 latent Tuberculosis (TB) position through skin test conversion and complete automation advantages QIAstat-Dx Achieve #2 position with broader global presence and differentiated test menu 38June 17, 2024 Capital Markets Day 2024 DECISIVE WHEN IT MATTERS

// QuantiFERON

QuantiFERON

1 in 4
people have a latent TB bacterial infection

1 in 10
of these people will develop an active TB bacterial infection

#1 cause of death
among infectious diseases

~$1.5 bn
latent TB testing 2024 total addressable market

TUBERCULOSIS: A HIGHLY CONTAGIOUS AND LETHAL BACTERIAL INFECTION

Broad health risk


High risk of progression to active TB
Immunocompromised patients
Drug users
Nursing homes
TB outbreaks
Visitors / residents of countries with TB
Students
Healthcare workers
Contacts of active TB cases
Military
Teachers
High risk of TB exposure
High risk of TB transmission

Global relevance


North America
~35 mn
EMEA
~10 mn
Latin America
~8 mn
>75 mn latent TB tests annually
Asia-Pacific
~15 mn
Japan
~7 mn

Latent TB testing stops spread of active TB and protects public health

TB – Tuberculosis

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BEST-POSITIONED LATENT TUBERCULOSIS TEST June 17, 2024 Capital Markets Day 2024 >125 mn QuantiFERON-TB tests since launch Key achievements WHO endorsement for QuantiFERON-TB >2,700 citations in publications underscoring clinical value >130 countries with QuantiFERON customers >120 patents in 34 countries beyond 2030 >3 endorsements including WHO, U.S. CDC and IPPA CDC – U.S. Centers for Disease Control and Prevention IPPA – International Panel Physicians Association WHO – World Health Organization 40 // QuantiFERON Advantages to blood-based competitors Advantages to skin test $408 mn 2023 net sales (+70% vs. 2019) Specification QuantiFERON blood test Tuberculin skin test Customizable automated workflow High accuracy and specificity Only one patient visit Electronic results Quality-assured laboratory test

// QuantiFERON

DRIVING SKIN TEST CONVERSION WITH UNRIVALED AUTOMATION

QIAGEN

≥$600 mn
QuantiFERON
net sales CER target (2028)

Increase customer base

Leading automation advantage


Automated
liquid handling
Automated
assay and result
TECAN.
HAMILTON
Diasorin

Partnership with **Diasorin** to **expand into Lyme disease**

Drive TB market conversion

Large potential in skin test conversion


~40%
~60%
Skin tests
Blood-based tests
Others
~70–80%
~$1.5 bn market size(1)
QuantiFERON

New **decentralized TB test** for **emerging markets**

CER – Constant exchange rates
(1) Latent tuberculosis testing market (2024)

June 17, 2024 Capital Markets Day 2024 41

// QIAstat-Dx

QIAstat-Dx

QIAGEN

IDENTIFYING UNKNOWN DISEASES AT SPEED AND EASE

~$2.0 bn
syndromic testing 2024 total addressable market



Use case: 3-year-old with severe but unspecific GI symptoms

Traditional testing
Slow diagnosis and treatment decisions can lead to complexities

Day 1

Multiple tests to identify disease

Day X

Late diagnosis and delay in starting the right **treatment**

Syndromic testing
Fast diagnosis enabling better treatment decisions

Day 1

One test within **one hour**

Quick diagnosis for accurate **treatment**

- Better for patients and physicians
- Reduces healthcare costs

GI – Gastrointestinal

June 17, 2024
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// QIAstat-Dx

QIASTAT-DX OFFERS DIFFERENTIATED FEATURES

QIAGEN

Strong product capabilities

Specification	QIAstat-Dx	Competition
Hands-on time	~1 min	>5 min
qPCR	✓	✗
Amplification curves / Ct values	✓	✗
Time to result	~1 hour	~1 hour

Key differentiators

Workflow efficiency and safety for **robust results**

Additional pathogens on panels for **broader coverage**

Lab connectivity for **remote results**

Lower noise level for **better lab environment**

Key achievements

>4,000 cumulative placements since launch

>50% of customers use more than 2 panel types

~100 countries with QIAstat-Dx customers

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EXPANDING GLOBAL PRESENCE AND DIFFERENTIATED MENU 44Capital Markets Day 2024 CER – Constant exchange rates cUTI – Complicated Urinary Tract Infection GI – Gastrointestinal Resp. – Respiratory (1) Influenza A, Influenza B, Respiratory Syncytial Virus (RSV), Rhinovirus, SARS-CoV-2 version (2) Campylobacter, Salmonella, Shiga-like toxin E. coli (STEC), Shigella, Yersinia enterolitica or Norovirus versions 202X: Submission date Already launched Mini PanelsComplete Panels Resp. 5 Mini(1) 2x GI 5 Mini(2) 2024 2024 Respiratory GI Meningitis Blood culture cUTIs Pneumonia 2025 2026 2028 2024 2025 2026 2028 ≥$200 mn QIAstat-Dx net sales CER target (2028) June 17, 2024 Drive menu expansion Large hospital networks National reference labs Medium hospitals Regional reference labs Small hospitals Public health labs High-throughput customers Low-throughput customers Grow installed customer base // QIAstat-Dx NEW NEW FDA submission 2024

// QIAstat-Dx AND QIAcuity-Dx

OFFERING NEW SOLUTIONS FOR PHARMA PROJECTS

QIAGEN

QIAstat-Dx for genetic and other diseases

NEW



2
Pharma partnerships

New Precision Medicine targets
in hereditary diseases

- MASH
- Gastrointestinal disease
- Neurological disorders
- Kidney disease

QIAcuity-Dx dPCR for Precision Medicine

NEW



3
Pharma partnerships

Unique offering for companion diagnostics
Sample to Insight

Sample technologies	Detection	Analysis
QIAsymphony	NGS	QDI
QIAcube	QIAcuity dPCR	
EZ2	RGQ qPCR	

#1 trusted Pharma partner

>30
master collaboration agreements

14
FDA approvals

NOVARTIS, astellas, Boehringer Ingelheim, Pfizer, BIONTECH, AstraZeneca, SERVIER, Lilly, BAYER, Janssen, Daiichi-Sankyo, blueprint, AMGEN, MIRATI THERAPEUTICS, Bristol Myers Squibb

MASH – Metabolic dysfunction-associated steatohepatitis

June 17, 2024
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46Capital Markets Day 2024June 17, 2024 QuantiFERON Expand #1 latent TB position through skin test conversion and complete automation advantages QIAstat-Dx Achieve #2 position with broader global presence and differentiated test menu MOLECULAR DIAGNOSTICS DECISIVE WHEN IT MATTERS QuantiFERON ≥$600 mn vs. >$450 mn (2024) QIAstat-Dx ≥$200 mn vs. >$100 mn (2024) CER – Constant exchange rates (1) Net sales CER target NET SALES 2028 TARGETS(1)

47Capital Markets Day 2024June 17, 2024 COMMITTED TO SOLID PROFITABLE GROWTH Capital Markets Day June 17, 2024 BREAK

48Capital Markets Day 2024June 17, 2024 Jonathan Sheldon Senior Vice President QIAGEN Digital Insights Business Area BIOINFORMATICS BY QIAGEN POWERFUL ANALYTICS TO UNDERSTAND GENOMICS

ANCHORING GENOMICS OFFERING WITH LEADING SOFTWARE

Samples → Sample preparation → Detection → Insights



Any biological sample

Sample technologies





PCR



Genomics / NGS

QIAGEN Digital Insights



Diagnostic solutions



LIFE SCIENCES CUSTOMERS

- Academic labs
- Government research labs
- Pharma / Biotech
- Forensics / Human ID

~$5-6 bn total addressable market (2024)

MOLECULAR DIAGNOSTICS CUSTOMERS

- Hospitals / Decentralized healthcare
- Reference labs
- Pharma partnerships
- Public health agencies

~$5-6 bn total addressable market (2024)

June 17, 2024 Capital Markets Day 2024 49

QIAGEN UNLOCKING THE POWER OF GENOMICS 50 Development In 2003, the first human genome took 13 years 2000 2010 2020 2030 Sequencing costs Genomic data June 17, 2024 Capital Markets Day 2024 Today, any human genome can be read in 5 hours QDI: #1 in solving the bioinformatics challenge Every day 90,000 users gain valuable disease insights Every month 65,000 reports created by our clinical customers The challenge: Bottleneck in scaling data interpretation Up to 324 million possible variants Research at ~1 hour per variant $100 / sequencing run>$1 bn / genome

51Capital Markets Day 2024 Opportunity High-growth bioinformatics market driven by genomics data expansion and advancements in genetic testing and AI Why we win • Highly profitable Software-as-a-Service business with top margins • Strong #1 position from research to clinical customers • Unique competitive edge with hybrid AI / human curated knowledge base Deepen global commercial reach Extend leadership in curated knowledge Strategic priorities Invest in new AI and other technologies POWERFUL ANALYTICS TO UNDERSTAND GENOMICS June 17, 2024

// HIGH-GROWTH MARKET

CAPTURING SIGNIFICANT BIOINFORMATICS MARKET GROWTH

QIAGEN

Strong market opportunity

Bioinformatics market size(1)


>10% CER CAGR
~$1.0 bn
~$0.6 bn
2024
2028

Key growth drivers

- **Genetic testing advancements** providing time and cost efficiencies
- Explosion of **genomic data** generated by NGS systems
- Demand for **high quality genomics** software for data mining
- **Advancements in AI** improving efficiency and offering novel insights

CAGR – Compound annual growth rate CER – Constant exchange rates NGS – Next-generation sequencing
(1) Assessment based on vendors directly relevant to QIAGEN Digital Insights (excludes computing and storage segments)

June 17, 2024 Capital Markets Day 2024 52

// STRONG #1 POSITION

#1 LEADING FROM RESEARCH TO CLINICAL CUSTOMERS

#1 in **Bioinformatics**

6 market-leading products

>70 countries

— Delivering QDI software solutions for NGS workflow —



Sample prep	Library prep	NGS analysis	Bioinformatics
QIAGEN kits	QIAGEN kits	NGS partners	QIAGEN Digital Insights

Software insights drive the next actions

Addressing large customer base

Research – Scientific discovery

- Pharma / Biotech
- Academia
- Government research

Clinical – Patient outcomes

- Clinical testing labs
- Hospitals
- Government labs

NGS – Next-generation sequencing

June 17, 2024 Capital Markets Day 2024 53

54 Pharma challenge QDI pivotal to drug discovery June 17, 2024 Capital Markets Day 2024 CASE STUDY: RESEARCH Key to understanding disease pathways, targets and measure changes Over 50,000 scientific publications cite our software 24 of the Top 25 Pharma companies use QDI Drug research market is worth $60 bn with significant growth expected Significant number of failures without the ability of foresight Within 2 minutes, software indicates specific diseases that could be treated ADVANCING DRUG DEVELOPMENT // STRONG #1 POSITION

55 Patient situation June 17, 2024 Capital Markets Day 2024 CASE STUDY: CLINICAL QDI-enhanced patient outcome QIAGEN Clinical Insights report Profile Male (early 70s) Diagnosis Leukemia linked to rare gene mutation Therapy outlook Standard chemotherapy not expected to be effective Mutation identification and recommendation by QDI ENHANCING PATIENT OUTCOMES Targeted therapy leading to life-saving disease remission // STRONG #1 POSITION

Capital Markets Day 2024 ~$100 mn QDI net sales (2023) 56 >80% annual recurring from subscription-based model Highly profitable QDI business well above comparable peers Market position Research Share of net sales QCI Secondary Analysis COSMIC QCI Precision Insights QCI Interpret OmicSoft COSMIC Human Gene Mutation QIAGEN IPAQIAGEN CLC OFFERING UNIQUELY PROFITABLE SOFTWARE-AS-A-SERVICE PORTFOLIO Clinical Share of net sales #1 #1 #1 #1 #1 #1 Human Gene Mutation #1 #1 // HIGHLY PROFITABLE BUSINESS # June 17, 2024 #1 (1) Launched in 2024 ~40% ~60% NEW (1) Data analysis Data interpretation

June 17, 2024 Capital Markets Day 2024 57 SUSTAINED COMPETITIVE EDGE WITH CURATED KNOWLEDGE >50,000 scientific citations in top journals IPA leadership Clinical leadership >40 scientific and clinical databases leveraging proprietary QIAGEN data Gold standard databases IPA – Ingenuity Pathway Analysis >150 Ph.D. scientists ensuring depth, breadth and quality of knowledge AI with human curation AI enables scale of knowledge databases Augmented human curation ensures trust and confidence Breaking data silos and integrating knowledge sources // UNIQUE COMPETITIVE EDGE >7 mn oncology and hereditary disease variants curated from literature >100,000 scientific publications citing QDI products Scientific applications Databases include gene variants, omics and biomedical

INVESTING TO EXTEND MARKET LEADERSHIP 58June 17, 2024 Capital Markets Day 2024 SaaS – Software-as-a-Service Expand QIAGEN knowledge base into spatial, proteomics and microbiome >12 mn relevant genomic variants for analytics Extend leadership in curated knowledge Deepen global commercial reach Invest in new AI and other technologies NEW ≥$200 mn QDI net sales CER target (2028) Adopt SaaS go-to-market approach >40% new sales specialists dedicated to SaaS sales Continue advancing software portfolio ~20% of QDI sales to be invested into R&D NEW

EXPANDING AI LEADERSHIP WITH PRODUCT INNOVATIONS

QIAGEN

5 AI-enabled offerings today → >14 AI-enabled applications by 2028



Accelerate decision-making with enhanced AI features

NEW **4+** upgraded AI-assisted applications

Application	Type
Pathway analysis	AI-enhanced products
Raw genomic data processing	AI-enhanced products
Experimental genomic data matching	AI-enhanced products
Clinical importance ranking	AI-enhanced products



Generate innovative insights leveraging AI

NEW **6+** AI-enabled features including two Software-as-a-Service solutions

Application	Type
Adverse events prediction	New AI-enabled offering
Drug repurposing prediction	New AI-enabled offering
AI-enabled pathway querying	New AI-enabled offering
COVID virtual pathway explorer	New AI-enabled offering
AI-inferred biological targets	AI-enhanced products
Rare disease clinical insights	AI-enhanced products



Enhance knowledge base through extended AI curation

NEW **4+** AI-created databases beyond genomics

Application	Type
Biomedical Knowledge Base	New AI-enabled offering
Spatial Genomics Knowledge Base	New AI-enabled offering
Proteomics Knowledge Base	New AI-enabled offering
Microbiome Knowledge Base	New AI-enabled offering

● New AI-enabled offering ○ AI-enhanced products

June 17, 2024 Capital Markets Day 2024 59

60June 17, 2024 Capital Markets Day 2024 QIAGEN DIGITAL INSIGHTS POWERFUL ANALYTICS TO UNDERSTAND GENOMICS Invest in new AI and other technologies Continue advancing software portfolio Extend leadership in curated knowledge Expand breadth of knowledge base Deepen global commercial reach Adopt SaaS go-to-market approach QDI ≥$200 mn vs. >$110 mn (2024) CER – Constant exchange rates (1) Net sales CER target NET SALES 2028 TARGETS(1)

2028 TARGETS COMMITTED TO SOLID PROFITABLE GROWTH 61Capital Markets Day 2024June 17, 2024 Roland Sackers Chief Financial Officer

62Capital Markets Day 2024 STRATEGY: COMMITTED TO SOLID PROFITABLE GROWTH Sharpen focus on growth pillars to sustain profitable growth Drive efficiency and digitization to fuel growth investments and profitability Ensure disciplined capital allocation for growth and shareholder value Deliver through accountable, empowered and reinvigorated leadership BPS – Basis points CAGR – Compound annual growth rate CER – Constant exchange rates June 17, 2024 OUR 2028 TARGETS At least $2 bn net sales CER from pillars in 2028 At least 250 bps adj. operating income margin expansion 2024-28 At least $1 bn of returns to shareholders 2024-28 (absent M&A) ~7% Net sales CER CAGR (2024-28) ≥31% Adj. operating income margin CER (2028)

DELIVERING SOLID GROWTH SINCE 2019 Total net sales Adjusted diluted EPS Operating cash flow 2019 2023 ~$330 mn ~$460 mn +9% CAGR 2019 2023 ~$1.5 bn ~$2.0 bn +7% CAGR(1) 2019 2023 $1.43 $2.07 +10% CAGR Strong non-COVID growth Improved profitability Healthy cash generation Capital Markets Day 2024June 17, 2024 63 // SUSTAIN PROFITABLE GROWTH (1) Non-COVID sales CAGR 2019-23 in line with total net sales CAGR CAGR – Compound annual growth rate EPS – Earnings per share

// SUSTAIN PROFITABLE GROWTH

SHARPENED PILLARS DRIVING 2028 GROWTH EXPANSION

QIAGEN

Product groups	2024-28 net sales CER CAGR
Sample technologies	Low- to mid-single-digit growth
Diagnostic solutions	High-single-digit growth[1]
PCR	Low-teens growth
Genomics / NGS	Low-teens growth

Growth pillars		QIAGEN: 2028 net sales CER target	QIAGEN: 2024-28 net sales CER CAGR	Market: 2024-28 CAGR
Accelerate investments for growth	QIAcuity dPCR	≥$250 mn	>25%	>15%
	QIAstat-Dx	≥$200 mn	~20%	~8%
	QIAGEN Digital Insights	≥$200 mn	>15%	>10%
Build on proven leadership	Sample technologies	≥$750 mn	~3-4%	~2-3%
	QuantiFERON	≥$600 mn	~7%	~4-5%

CAGR – Compound annual growth rate CER – Constant exchange rates
(1) Organic growth excl. NeuMoDx

June 17, 2024 Capital Markets Day 2024 64

// DRIVE PERFORMANCE AND PROFITABILITY

EFFICIENCY AND DIGITAL INITIATIVES DRIVING PROFITABILITY

QIAGEN

Adjusted operating income margin CER


≥+250 bps improvement
≥ 28%
+50 bps
≥ 28.5%
≥+100 bps
~+50 bps
≥+100 bps
≥ 31%
Portfolio streamlining
NeuMoDx decision, continued disciplined portfolio management
Process optimization and digitization
Lean manufacturing initiatives and improved supply chain planning
AI in product development, performance evaluation and post-market surveillance
Customer touchpoint optimization and ERP system efficiencies
Site network strategy
Verogen site integration, NeuMoDx site closure and technology hub strategy
Organizational design
Targeted organizational simplification
Innovation investments
Digitization and ESG commitments
Accelerated growth pillars
Focused investments into QIAcuity, QDI and QIAstat-Dx
Initial 2024 target
NeuMoDx decision
Updated 2024 target
Gross margin
R&D
SG&A
2028 target
Operational excellence deep dive
Digitization deep dive

BPS – Basis points

June 17, 2024
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// DRIVE PERFORMANCE AND PROFITABILITY

OPERATIONAL EXCELLENCE: FOSTERING EFFICIENCY

QIAGEN

Multi-year QIAefficiency program

Enabling ≥31% adjusted operating income margin in 2028 while fueling growth through targeted investments

Organizational design	Portfolio streamlining	Process optimization	Site network strategy

Spotlight examples

Leverage gains

~$3 mn

annual savings from decentralized empowerment combined with centralized leverage

NeuMoDx discontinuation

+50 bps

adjusted operating income margin gain in H2 2024, further gains with full implementation (end 2025)

New sourcing platform

~50-70%

automation benefits for ~30,000 manual purchase orders per year

~$5 mn

annual savings from online auctioning of freight lanes

Verogen site integration

~$3 mn

annual savings from Verogen site into QIAGEN Maryland hub

BPS – Basis points

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// DRIVE PERFORMANCE AND PROFITABILITY

DIGITIZATION: LEVERAGING AI TECHNOLOGY ACROSS QIAGEN

Improve efficiencies through AI and digitization across the value chain

Selected areas	Spotlight examples	Impact
Manufacturing	**Real-time in-process control** and **enhanced predictive analytics** for production planning	**~10-15%** scrap reduction
Regulatory	Improved accuracy and efficiency in **post-market surveillance reporting**	**~60-70%** faster report generation and improved accuracy
Customer service	**Proprietary ServiceGPT** to reduce hands-on time for processing customer requests	**~15%** reduced hands-on time for ~75,000 tickets processed annually

June 17, 2024 Capital Markets Day 2024 67

HEALTHY BALANCE SHEET ENABLING CAPITAL ALLOCATION 500 500 105 117 2024 2025 2027 2029 2032 2035 $605 mn $57 mn $617 mn $154 mn $19 mn $77 mn Capital Markets Day 2024 German private placements (Schuldschein) Convertible bonds // ENSURE DISCIPLINED CAPITAL ALLOCATION June 17, 2024 Likely repayment in 2025(2) Debt maturity overview(1) 68 May consider opportunistic refinancing (1) As of December 31, 2023 (2) Bondholder put option in December 2025

PROVEN DISCIPLINED CAPITAL ALLOCATION APPROACH Capital Markets Day 2024June 17, 2024 69 At least $1 bn of returns to shareholders planned for 2024-28 (absent M&A) Value-creating transactions to enhance portfolio and maintain leadership Shareholder returns Focused M&A Organic investments Strong cash flow and healthy balance sheet // ENSURE DISCIPLINED CAPITAL ALLOCATION Profitable targeted investments into pillars and digitization to fuel profitable business expansion

2024-2028 ASSUMPTIONS Capital Markets Day 2024June 17, 2024 Adjusted tax rate: Moderate changes expected subject to legislation (OECD Pillar Two) Net interest income (expense): Reduced interest income, subject to interest rate environment and refinancing opportunities Shares outstanding: ~210-215 mn in 2028(1) 70 Net sales: Business excluding NeuMoDx (1) Subject to share price development and refinancing opportunities OECD – Organization for Economic Cooperation and Development

71Capital Markets Day 2024 STRATEGY: COMMITTED TO SOLID PROFITABLE GROWTH Sharpen focus on growth pillars to sustain profitable growth Drive efficiency and digitization to fuel growth investments and profitability Ensure disciplined capital allocation for growth and shareholder value Deliver through accountable, empowered and reinvigorated leadership BPS – Basis points CAGR – Compound annual growth rate CER – Constant exchange rates June 17, 2024 OUR 2028 TARGETS ≥31% Adj. operating income margin CER (2028) ~7% Net sales CER CAGR (2024-28) At least $2 bn net sales CER from pillars in 2028 At least 250 bps adj. operating income margin expansion 2024-28 At least $1 bn of returns to shareholders 2024-28 (absent M&A)

BUILDING SUSTAINABLE ECOSYSTEMS FOR OUR CUSTOMERS Capital Markets Day 2024June 17, 2024 72 QIAcuity dPCR QIAstat-Dx QIAGEN Digital Insights Sample technologies QuantiFERON Pharma / CROs Public agencies Academia / hospitals Clinical labs / test facilities

73Capital Markets Day 2024June 17, 2024 COMMITTED TO SOLID PROFITABLE GROWTH Capital Markets Day June 17, 2024 Q&A SESSION

COMMITTED TO SOLID PROFITABLE GROWTH Capital Markets Day June 17, 2024